June 10, 2009

Mail Stop 3561

Via U.S. Mail and Facsimile

Mr. Jeffrey D. Kastner
Chief Financial Officer
Flanigan's Enterprises, Inc.
5059 N. E. 18th Ave
Fort Lauderdale, Florida 33334

RE: Flanigan's Enterprises, Inc. ("The Company")
**   File # 1-06836**
**   Form 8-K filed on June 5, 2009**

Dear Ms. Kastner:

We have reviewed the disclosures in Form 8-K filed on June 5, 2009, and have the following comments.

1.   Based on our telephonic conversation, you stated that the accounting firm of
        MarcumRachlin, your independent registered public accounting firm is registered with
        the Public Company Accounting Oversight Board (PCAOB). Section 102 of the
        Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that
        is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or
        issue, or to participate in the preparation or issuance of, any audit report (or review
        report) with respect to any issuer. As MarcumRachlin does not appear on the PCAOB
        list of registered firms, please provide us with a written response confirming that
        MarcumRachlin is indeed registered with the PCAOB.

Other

2.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure
        in the filings reviewed by the staff to be certain that they have provided all information
        investors require. Since the company and its management are in possession of all facts
        relating to a company's disclosure, they are responsible for the accuracy and adequacy of
        the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
        from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via Edgar with a copy to the Staff in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

                                        Sincerely,

                                        Effie Simpson
                                        Staff Accountant